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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022712

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-52661

SEC MAIL PROCESSING RECEIVED APR 12 2002 313

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Equity Services

OFFICIAL USE ONLY
FIRM ID. NO.

JONATHAN F. PETRUCCI
Notary Public, State of New York
No. 01PE...
Qualified in Westchester County
Commission Expires June 4, 20__

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Church Street, Suite A
(No. and Street)

White Plains, NY 10601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DOS SANTOS (914) 949-9183
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRSCHNER + PASTERNACK LLP
(Name — *if individual, state last, first, middle name*)

8 BOND STREET GREAT NECK NY 11021
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Jerome Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Equity Services Inc., as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JONATHAN F. PETRUCHA
Notary Public, State of New York
No. 01PE6059727
Qualified in Westchester County
Commission Expires June 4, 2003

Signature

Vice president
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INTERNATIONAL EQUITY SERVICES, INC.

## FINANCIAL STATEMENTS

## FOR THE PERIOD ENDING

## DECEMBER 31, 2001

**INTERNATIONAL EQUITY SERVICES, INC.**
**FINANCIAL STATEMENTS**
**DECEMBER 31, 2001**

TABLE OF CONTENTS


| | Page |
|---|---|
| Independent Auditor's Report | 1 |
| Balance Sheet | 2 |
| Statement of Income | 3 |
| Statement of Changes in Stockholders Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-7 |
| Supplementary Information | |
| Computation of Net Capital Under Sec Rule 15c3-1 | 8 |
| Independent Auditors' Comments | 9-10 |

KIRSCHNER & PASTERNACK LLP
CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA
RICHARD WEINGARTEN, CPA
ROBERT J. GRANT, PA, EA

63 WALL STREET
SUITE 1903
NEW YORK, N.Y. 10005


# INDEPENDENT AUDITORS' REPORT

Mr. Paul Dos Santos, President
International Equity Services, Inc.
95 Church Street, Suite A
White Plains, NY 10601

We have audited the accompanying balance sheet of International Equity Services, Inc. (a corporation) as of December 31, 2001, and the related statements of income, changes in capital, and cash flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with general accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a- 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Kirschner & Pasternack LLP

Kirschner & Pasternack LLP
Certified Public Accountants

January 17, 2002

**INTERNATIONAL EQUITY SERVICES INC.**
**BALANCE SHEET**
**December 31, 2001**

**ASSETS**

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and Cash Equivalents | $ 11,431 | |
| Due from Broker | 9,335 | |
| Total Current Assets | | $ 20,766 |
| OTHER ASSETS | | |
| Accrued Income | 38,618 | |
| Total Other Assets | | 38,618 |
| Total Assets | | $ 59,384 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accrued Expenses | $ 6,842 | |
| Total Current Liabilities | | $ 6,842 |
| Commitments and Contingencies | | |
| STOCKHOLDERS' EQUITY | | 52,542 |
| Total Liabilities and Stockholders' Equity | | $59,384 |

The accompanying notes are an integral part of these statements.

**INTERNATIONAL EQUITY SERVICES, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | | |
|---|---|---|
| Revenue | | |
| Commissions | $ 499679 | |
| Fees | 757 | |
| Miscellaneous Income | 139 | |
| Total Revenue | | $ 500,575 |
| Expenses | | |
| Commissions | 381,100 | |
| Clearing Charge | 69,123 | |
| Professional Fees | 5,300 | |
| Bank Charges | 209 | |
| Dues and Subscriptions | 900 | |
| Fees and Permits | 9,280 | |
| Office Supplies and Expenses | 1,355 | |
| Insurance | 466 | |
| Advertising | 367 | |
| Interest | 24 | |
| Loss on Deposit | 1,032 | |
| Recruiting | 3,656 | |
| State Tax | 100 | |
| Total Expenses | | 472,912 |
| Net Income | | $ 27,663 |

The accompanying notes are an integral part of these statements.

**INTERNATIONAL EQUITY SERVICES, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

## SCHEDULE OF STOCKHOLDERS EQUITY

| | | |
|---|---|---|
| Capital Stock , 200 Shares, 20 Shares Issued and Outstanding , No Par Value | $ | 30,500 |
| Retained Earning (Deficit) - Beginning | | (5,621) |
| Profit for the Period | | 27,663 |
| Total Stockholder Equity | | $ 52,542 |

The accompanying notes are an integral part of these statements

**INTERNATIONAL EQUITY SERVICE, INC.**
**STATEMENT OF CASH FLOW**
**FOR THE PERIOD ENDED DECEMBER 31, 2001**

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Income | $ 27,663 |
| Adjustments That Reconcile Net Income With Net Cash Provided by Operating Activities: | |
| Increase Due from Broker | 6,735 |
| Increase in Accrued Income | (34,690) |
| Increase in Error Payable and Accounts Payable | (4,128) |
| Total Adjustments | (32,083) |
| Net Cash (Used) by Operating Activities | (4,420) |
| | |
| Cash Flows From Investing Activities: | |
| Deposits | 4,010 |
| Net Cash (Used) in Investing Activities | 4,010 |
| | |
| Net (Decrease) in Cash and Cash Equivalents | (410) |
| | |
| Cash and Cash Equivalents - Beginning of Period | 11,841 |
| | |
| Cash and Cash Equivalents - End of Period | $ 11,431 |
| | |
| Supplemental Disclosure of Cash Flow Information: | |
| Cash Paid for Interest | $ 24 |
| Cash Paid for Taxes | 100 |

The accompanying notes are an integral part of these statements

## INTERNATIONAL EQUITY SERVICES, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2001

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

International Equity Services, Inc. (The Company) began business on May 3, 2000. Its primary business activity is acting as an intermediary facilitating the purchase of mutual funds by investors.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents".

The Company has had cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Company Corporation (FDIC) insures only the first $100,000 of funds at member banks.

Revenue Recognition

Commission Income (and the recognition of related income and expenses) are recorded at the time the commissions are earned from completed sales.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

**NOTE 1 - CONTINUED**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**NOTE 2 - INCOME TAXES**

The company has elected to be taxed as a subchapter S Coporation (a pass through entity) therefore taxes are paid by its shareholders.

**NOTE 3 - COMMITMENTS**

The Company occupies space at a location leased by an affiliate. At present, the company is a month to month tenant and is not charged rent by the affilitate.

**NOTE 4 - NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1000%. At December 31, 2001, the Company's net capital of $52,255 was $47,355 in excess of the required net capital of $5,000. The company's net capital ratio was 13.1%.

SUPPLEMENTARY INFORMATION

**INTERNATIONAL EQUITY SERVICES, INC.**
**COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1**
**DECEMBER 31, 2001**

## NET CAPITAL COMPUTATION

| | |
|---|---|
| Credit Factors | |
| Capital | $ 52,542 |
| Total Credit Factors | 52,542 |
| | |
| Debit Factors | |
| Capital Not Allowable for Net Capital (2% of due from brokers) | 187 |
| | |
| Net Capital | 52,355 |
| | |
| Less: Minimum Net Capital Requirements | 5,000 |
| | |
| Remainder: Capital in Excess of All Requirements | $ 47,355 |

Capital Ratio (Maximum Allowance 1000%)

*Aggregate Indebtedness $ 6,842 = 13.1%

Divided by: Net Capital $52,355

| | |
|---|---|
| *Aggregate Indebtedness: | |
| Accounts Payable and Accrued Expenses | $ 6,842 |
| Total Aggregate Indebtedness | $ 6,842 |
| | |
| Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001) | |
| Net Capital as Reported in Company's Part II (Unaudited) FOCUS Report | $ 52,355 |
| Audit Adjustments | 0 |
| | |
| Net Capital per Above | $ 52,355 |

The accompanying notes are an integral part of these statements.

# KIRSCHNER & PASTERNACK LLP

CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA
RICHARD WEINGARTEN, CPA
ROBERT J. GRANT, PA, EA

63 WALL STREET
SUITE 1903
NEW YORK, N.Y. 10005


Mr. Paul Dos Santos, President
International Equity Services, Inc.
95 Church Street, Suite A
White Plains, NY 106101

In planning and performing our audit of the financial statements of International Equity Services, Inc. (a corporation) for the period ended December 31, 2000, we considered their internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sentinel Brokers Company, Inc. and Sentinel brokers Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to

above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be inadequate because of changes in conditions or that the effectiveness of their of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at June 30, 1999 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Sentinel Brokers Company, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance of management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding focus report part II A filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Kirschner & Pasternack LLP

Kirschner & Pasternack LLP
Certified Public Accountants

January 17, 2002